Exhibit 99(a)(1)(i)
MAXCO, INC.

OFFER TO PURCHASE FOR CASH
ALL SHARES OF COMMON STOCK, $1 PAR VALUE,
HELD BY HOLDERS OF 99 OR FEWER SHARES

Maxco, Inc., a Michigan corporation ("Maxco" or the "Company"), is offering (the "Offer") to purchase for cash all shares of its common stock (the "Shares" or "Common Stock"), held by shareholders that own 99 or fewer Shares as of the close of business on March 23, 2007 (the “Record Date”), subject to the terms set forth in this offer to purchase (the "Offer to Purchase") and in the accompanying letter of transmittal. Except as otherwise provided, the words "Maxco," the "Company," "we," "our," "ours," and "us" refer to Maxco, Inc.

We will pay $7.50 per Share properly tendered by an eligible shareholder. This price was selected because it represents a premium of approximately 11% over the actual average trading price of the Shares for the month of February 2007 through the Record Date and a premium of approximately 27% over the March 23, 2007 closing price according to Nasdaq Stock Market data.

THIS OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON APRIL 30, 2007 (THE "EXPIRATION DATE"), UNLESS EXTENDED OR EARLIER TERMINATED. WE MAY EXTEND OR TERMINATE THIS OFFER AT ANY TIME.

If you are an eligible shareholder and would like to accept this Offer, you must tender all of your Shares in the manner described in this Offer to Purchase and in the letter of transmittal. This Offer is not conditioned on the receipt of any minimum number of tenders. PARTIAL TENDERS WILL NOT BE ACCEPTED. ONCE YOU TENDER YOUR SHARES, YOU MAY NOT WITHDRAW THEM FROM THE OFFER.

If, during or after completion of this Offer, we have fewer than 300 shareholders of record, we intend to terminate the registration of our Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and at the same time, terminate registration of our Series Three Preferred Stock, and ultimately become a private, non-reporting company. Once we are a private, non-reporting company, we will no longer file periodic reports with the Securities and Exchange Commission (the "SEC"), including, among other things, annual reports on Form 10-K and quarterly reports on Form 10-Q, and we will not be subject to the SEC's proxy rules. If all of the holders of 99 or fewer Shares tender their Shares in this Offer we may have less than 300 shareholders of record.

If you have any questions regarding this Offer, please contact the Company at the address or telephone number set forth on the back cover of this Offer to Purchase. If you would like additional copies of this document, please contact the Company and copies will be furnished to you promptly, free of charge. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

No person has been authorized to make any recommendation on our behalf as to whether eligible shareholders should tender their Shares pursuant to this Offer. No person has been authorized to give any information or to make any representations in connection with this Offer other than those contained in this Offer to Purchase or in the letter of transmittal. If made or given, any recommendation or other information should not be relied upon as having been authorized by us.

PLEASE READ THIS ENTIRE OFFER TO PURCHASE BEFORE MAKING ANY INVESTMENT DECISION.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the merits or fairness of this transaction nor upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

The date of this Offer to Purchase is March 30, 2007.

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IMPORTANT

        If you are a holder of 99 or fewer Shares as of March 23, 2007, (the "Record Date") and wish to accept this Offer, there are two methods by which you can tender your Shares, depending on how you hold those Shares:

•  If you hold physical certificates evidencing the Shares, you should complete and sign the accompanying letter of transmittal in accordance with its instructions, and mail and deliver it together with the physical certificate(s) for all your Shares to Registrar and Transfer Company, the Depositary for this Offer, at the address on the back cover of this Offer to Purchase; or

• If you are a shareholder whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee, you should contact that broker or other record holder if you desire to tender your Shares.

For more information regarding the procedure for tendering Shares, see "Terms of the Offer—Procedure for Tendering Shares" on page 21.

If you hold more than 99 shares of Common Stock, you are not eligible to participate in this Offer.

SUMMARY OF TERMS

        This summary, as well as the questions and answers that follow, highlight selected information included elsewhere in this Offer to Purchase. To fully understand this Offer and the other considerations that may be important about whether to tender your Shares, you should carefully read this Offer to Purchase in its entirety. For further information regarding Maxco, see "Where You Can Find Additional Information" on page 28.

• We are offering to purchase for cash all Shares held by shareholders who own 99 or fewer Shares as of the close of business on the Record Date. The material terms and conditions of the Offer are set forth below. For additional information regarding the terms of the Offer, see "Terms of the Offer", beginning on page 20.

• This Offer is voluntary; eligible shareholders may, but are not required to, tender their Shares. Eligible shareholders who wish to accept this offer, however, must tender all of the shares they own. Partial tenders will not be accepted. We will pay $7.50 for each Share that is properly tendered by an eligible holder. This price represents a premium of approximately 11% over the actual average trading price of the Shares for the month of February 2007 through the Record Date and a premium of approximately 27% over the March 23, 2007 closing price according to Nasdaq Stock Market data.

•  YOU WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS in connection with the sale of your Shares pursuant to this Offer, except that if you hold your Shares through a nominee, the nominee may charge you a fee for tendering your Shares.

• THIS OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON APRIL 30, 2007, UNLESS EXTENDED OR EARLIER TERMINATED. IN ORDER FOR YOUR TENDER TO BE ACCEPTED BY US, THE DEPOSITARY MUST RECEIVE YOUR DOCUMENTS AT OR PRIOR TO THE EXPIRATION DATE. WE WILL MAKE A PUBLIC ANNOUNCEMENT IF WE DECIDE TO EXTEND THE TENDER OFFER. SEE "TERMS OF THE TENDER OFFER—EXPIRATION AND EXTENSION OF THE OFFER" ON PAGE 20.

• Once you tender your Shares in the Offer, you may not withdraw them. If your Shares are not properly tendered on or prior to 5:00 P.M., New York time, on the Expiration Date, we will have no obligation to accept your tender of your Shares. If we do not accept your tender of your Shares, we will return your Shares to you. See "Terms of the Offer—No Withdrawal Rights" on page 22, and "Terms of the Offer—Conditions of the Offer" on page 20.

• If you sell all of your Shares to us pursuant to this Offer, you will no longer be a shareholder of Maxco and will no longer have voting rights or the right to receive any dividends that might be declared in the future.

• If, during or after completion of this Offer, we have fewer than 300 shareholders of record of our Common Stock, we intend to deregister our Common Stock and our Series Three Preferred Stock under the Exchange Act, and ultimately become a private, non-reporting company that would no longer be subject to the SEC filing and reporting requirements imposed on SEC reporting companies. Once our reporting obligations are suspended, we will no longer file periodic reports with the SEC, including, among other things, annual reports on Form 10-K and quarterly reports on Form 10-Q, and we will no longer be subject to the SEC's proxy rules. We do intend, however, to provide our remaining shareholders with financial information with respect to our financial condition and results of operations on an annual basis after we become a non-reporting company. This information will not be as detailed or extensive as the information we currently file with the SEC. See "Special Factors—Effects of the Offer; Plans After Completing the Offer" on page 12.

•  Since the Offer is voluntary and the Offer price for Shares is at a premium to the actual average trading price of the Shares for the month of February 2007 through the Record Date and as of the Record Date, we have not engaged any person or entity to issue a "fairness" or similar opinion with respect to the Offer. See "Special Factors—Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" on page 10.

• Under an interpretation of the Securities Exchange Act of 1934 rules governing “going private” transactions, Max A. Coon, President, Chief Executive Officer, and Director of the Company, and Eric L. Cross, Executive Vice-President, Secretary, and Director of the Company may be deemed affiliates of the Company who are engaged in a “going private” transaction. However, neither Mr. Coon nor Mr. Cross is eligible to participate in the Offer. Messrs. Cross and Coon are addressed in this Offer solely for the purposes of complying with the requirement of Rule 13e-3 and related rules under the Exchange Act. Other than participating as Board members in the Board’s evaluation of the factors to determine fairness, and in discussions with other senior management of the Company as to the cash consideration of the Offer, neither Mr. Coon nor Mr. Cross engaged any person or entity to issue a “fairness” or similar opinion with respect to the Offer. See “Special Factors—Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" on page 10.
“Special Factors—Intentions of Insiders on page 12, and “Special Factors-Effects of the Offer—Plans after Completing the Offer on page 12.

• We have not granted any shareholder any voting, appraisal or dissenters' rights in connection with the Offer. See "Special Factors—Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" on page 10.

• Your receipt of cash in exchange for your Shares will be a taxable transaction for United States federal income tax purposes and may be such for state and local income tax purposes as well. You should consult with your tax advisor before tendering your Shares. See "Special Factors—Federal Income Tax Considerations" on page 19.

You may contact the Company if you have any additional questions or need additional copies of any of these documents or any document containing information incorporated by reference in this document at the address or telephone number set forth on the back cover of this Offer to Purchase. See "Where You Can Find Additional Information" on page 28.

Our principal executive offices are located at 1005 Charlevoix Dr., Suite 100, Grand Ledge, Michigan 48837. Our main telephone number is (517) 627-1734.

QUESTIONS AND ANSWERS

Who is offering to purchase my Shares?

Maxco is offering to purchase Shares held by shareholders who hold 99 or fewer Shares as of March 23, 2007.

Am I eligible to participate in the Offer?

You may tender your Shares only if you own 99 or fewer Shares, whether you own your Shares of record (i.e., in your own name) or beneficially (i.e., in "street name" in a brokerage account maintained by you).

If you have questions regarding your eligibility to participate in this Offer, contact the Company at the address or telephone number set forth on the back cover of this Offer to Purchase. We reserve the right to make all determinations of who is eligible to participate in this Offer.

What will I be paid for my Maxco Shares?

The purchase price being offered is $7.50 per Share. The full price will be paid to you in cash if your Shares are purchased. This price represents a premium of approximately 11% over the actual average trading price of the Shares for the month of February 2007 through the Record Date and a premium of approximately 27% over the March 23, 2007 closing price according to Nasdaq Stock Market data.

We will not pay any interest on the purchase price during the period beginning when your Shares are tendered and ending on the date you receive your payment.

Will I have to pay brokerage commissions if I sell my Shares?

No. You will have no obligation to pay any commissions as a result of your participation in this Offer, except that if you hold your Shares through a nominee, the nominee may charge you a fee for tendering your Shares.

When will I receive my money?

Your check will be mailed to you promptly after your letter of transmittal and Share certificate(s) are received by the Depositary at its address on the back cover of this Offer to Purchase. Please allow sufficient time for the U.S. Postal Service to deliver your check.

Do I have to sell my Shares?

No, you may elect to continue to hold your Shares and retain your rights as a shareholder, including the right to vote your Shares and to receive any dividends that might be declared in the future.

How do I sell my Shares?

If you are a "record holder" and hold your Shares in your own name, complete and sign the letter of transmittal and deliver it, along with your Share certificate(s) for all your Shares, to the Depositary at its address on the back cover of this Offer to Purchase. Please send your documents so that they are received at or before 5:00 P.M., New York time, on April 30, 2007.

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact them if you desire to tender your Shares. You will need to provide them with instructions.

In addition, you may contact the Company at the address or telephone number set forth on the back cover of this Offer to Purchase for further information.

See "Terms of the Offer—Procedure for Tendering Shares" on page 21 for more detailed instructions.

How much time do I have to tender my Shares?

You may tender your Shares at any time up to and including 5:00 P.M., New York time, on April 30, 2007. Your documents must be received in good order by the Depositary by that time. We may choose to extend the Offer for any reason. If we do so, we will issue a press release by 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date.

Can I sell less than all of my Shares?

No. If you wish to sell any of your Shares, you must sell all of your Shares. Partial sales will not be accepted.

Can I withdraw previously tendered Shares?

No. Once you elect to tender your Shares, you cannot withdraw your tendered Shares.

What if I have lost my Share certificate(s)?

You may still participate in the Offer by signing the letter of transmittal. If we receive a letter of transmittal without Share certificates, your Shares will be considered lost and your signature on the letter of transmittal will acknowledge that you agree to the terms and conditions of the Offer and the affidavit regarding lost certificates contained in the letter of transmittal.

If you have any questions regarding lost Share certificates, please contact the Company at the address or telephone number set forth on the back cover of this Offer to Purchase.

Why is Maxco making the Offer?

Over the last several years, the costs of being a reporting company have increased significantly. With the enactment of the Sarbanes-Oxley legislation signed on June 30, 2002 ("Sarbanes-Oxley"), the costs to us of continuing to be a reporting company have increased and are expected to continue to increase and be significant given our small size and the relative benefits we can derive from being a reporting company. The corporate governance, SEC reporting, internal control documentation and attestation procedures, and disclosure compliance obligations required by Sarbanes-Oxley are disproportionately more burdensome to us given our market capitalization and net income compared to larger public companies. Sarbanes-Oxley compliance means significant increases in annual accounting, legal and insurance costs to us simply for being a reporting company and will significantly affect the time our management will be able to devote to operating our business. Since the enactment of Sarbanes-Oxley, we have been weighing these increased costs and compliance burdens against the value to us of continuing to remain a reporting company.

One of the reasons we are making the Offer is to reduce the number of holders of record of our Shares to fewer than 300 and thereafter to terminate the registration of our Common Stock under the Exchange Act. At the same time, we would terminate registration of our Series Three Preferred Stock, since it is currently held by fewer than 300 stockholders of record. By so doing, we would ultimately no longer be required to file periodic reports and proxy materials with the SEC. By ceasing to be a reporting company, we expect to achieve substantial cost savings. In addition, we believe the Offer will provide an economical means for small holders of our Common Stock to sell their Shares without incurring any brokerage commissions.

We estimate that the additional annual cost to us being a reporting company is initially approximately $450,000 and $350,000 annually thereafter, including internal costs. These estimates include our estimated costs in order to fully implement the requirement of Sarbanes-Oxley, particularly the provisions regarding internal control reports and documentation.

Will the Shares continue to trade on the Nasdaq SmallCap Market following the completion of the Offer?

        On the date of this Offer to Purchase, our Shares were traded on the Nasdaq SmallCap Market but we cannot predict whether this will continue. The Company received a NASDAQ Staff Determination dated February 27, 2007, indicating that in view of the February 1, 2007 sale of our wholly owned subsidiary, Atmosphere Annealing, Inc., (“AAI”) and its wholly owned subsidiary, BCGW, Inc. (BCGW”), Nasdaq determined that the discretionary authority under Nasdaq MarketPlace Rule 4300 authorizes Nasdaq to subject the Company to delisting from the Nasdaq Stock Market. The Company has requested a hearing for review of the Nasdaq Staff Determination. If the Company is delisted from the Nasdaq Stock Market as a result of the Nasdaq proceedings, or in the event that during or after completion of the Offer we have fewer than 300 shareholders of our Common Stock, coupled with maintaining the present status of fewer than 300 shareholders of record of our Series Three Preferred Stock, we become a private, non-reporting company, any trading in our Common Stock will likely only be through quotation of our common stock in the "pink sheets", or through privately negotiated sales. As a result, it may become even more difficult for our remaining shareholders to sell their Shares.

What are the federal income tax consequences of participating in the Offer?

Your receipt of cash in consideration for your Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may be a taxable transaction for state, local, foreign and other tax purposes as well.

Please consult with your tax advisor to determine the federal, state, local, foreign and other tax consequences of sales made by you pursuant to the Offer in view of your own particular circumstances before tendering your Shares. Foreign persons are urged to consult their tax advisor regarding the application of U.S. federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See "Special Factors—Federal Income Tax Considerations" below on page 19 for a more detailed general discussion.

What if I have additional questions about the Offer?

If you have additional questions, you may contact the Company at the address or telephone number set forth on the back cover of this Offer to Purchase.

SPECIAL FACTORS

Purposes of the Offer

We have decided to commence this Offer to achieve the following objectives:

• Terminate Registration of Our Common Stock. As a "reporting company" under the Exchange Act, we are obligated to prepare and file with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements that comply with Section 14 of the Exchange Act. We are subject to increased regulatory requirements that have been imposed by Sarbanes-Oxley. Moreover, we believe that the annual costs associated with being a reporting company are substantial for a company of our size. The management time and attention associated with the preparation of these reports is considerable. If most or all eligible shareholders participate in the Offer, we expect to have fewer than 300 shareholders of record upon the completion of the Offer and intend to terminate the registration of our Common Stock, and Series Three Preferred Stock under the Exchange Act. After we terminate the registration of our Common Stock and Series Three Preferred Stock, we will ultimately no longer be required to file periodic reports or proxy statements with the SEC and will no longer be subject to most of the regulations imposed by the SEC pursuant to Sarbanes-Oxley. Because the trading in our Common Stock had been limited for some time, we believe that we currently derive little benefit from our status as a SEC reporting company. We are aware of no securities analysts that currently report on Maxco, and our Shares trade infrequently and at low volumes on the Nasdaq SmallCap Market. See "Special Factors—Effects of the Offer; Plans After Completing the Offer" on page 12.

• Provide Small Shareholders an Opportunity to Sell Their Shares. Because the trading market for our Shares on the Nasdaq SmallCap Market is at relatively low volumes, it is often difficult for our shareholders to dispose of their Shares when they choose. In particular, holders of small numbers of our Shares often find it costly to dispose of their Shares due to the minimum brokerage commissions typically charged. We believe the Offer will provide a more economical means for small holders of our Shares to sell their Shares.

• Reduce Costs Associated with Administering Small Shareholder Accounts. The expense of administering the accounts of small shareholders is disproportionate to their ownership interest in us. As of March 23, 2007, we had 359 shareholders of record of our Shares and 3,454,039 Shares issued and outstanding. Of these record shareholders, we estimate that we had approximately 175 shareholders of record that held 99 or fewer Shares holding an aggregate of approximately 4,473 Shares. As of the same date, an estimated 184 shareholders of record held 100 or more Shares, holding an aggregate of approximately 3,449,566 Shares. As a result, we estimate that approximately 50% of the administrative expense relating to our shareholder accounts relates to the administration of shareholder accounts constituting less than 1.0% of our issued and outstanding Shares. Even if the record shareholder base of the Shares is not reduced to below 300, we believe that reducing the number of shareholders will reduce expenses going forward.

Our Reasons For Pursuing the Offer

Over the last several years, the costs of being a reporting company have increased significantly. With the enactment of Sarbanes-Oxley, the costs to us of continuing to be a reporting company are and will continue to be significant given our small size and the relative benefits we can derive from being a reporting company. The burdens of periodic reporting, and costs of documenting our internal control systems and other procedures, and disclosure compliance obligations required by Sarbanes-Oxley are disproportionately more burdensome to us given our market capitalization and net income compared to larger public companies. Sarbanes-Oxley compliance means significant increases in annual accounting, legal and insurance costs to us simply for being a reporting company and will significantly reduce the time our management will be able to devote to operating our business. Since the enactment of Sarbanes-Oxley, we have been weighing these increased costs and compliance burdens against the value to us of continuing to remain a reporting company. We believe that the costs associated with being an SEC reporting company, especially in light of the additional costs associated with compliance with Sarbanes-Oxley (which was originally to take effect for our next fiscal year end March 31, 2006, but was delayed by the SEC until our fiscal year end March 31, 2008), are not justified by the benefits in view of our Common Stock's limited trading activity. Maxco estimates that it will save approximately $450,000 in the first full year after deregistration as an SEC reporting company and approximately $350,000 annually thereafter. We believe that pursuit of these cost-savings is in the best interest of Maxco and its stockholders who remain after completion of the Offer. In addition, we believe we can have effective corporate governance by adapting good practices to our own size, business complexities and needs.

In 2005, the Company considered a going-private transaction. After several months of consideration, the Company announced on December 11, 2005 that the board of directors approved a proposed reverse and forward common stock split which would have had the effect of taking the Company private. Such an action would have required the Company to file a proxy statement and Schedule 13E-3 with the SEC. The Company had received a fairness opinion from GBQ that the proposed cash consideration of $6.00 per share to be paid to common stockholders in the proposed transaction was fair from a financial point of view. The required proxy statement and Schedule 13e-3 were filed with the SEC and comments were made by the SEC. During the period after the proposed reverse and forward common stock split was announced and changes were being made to the filings based upon SEC comments, the stock price began to gradually increase. By the beginning of April 2006, the Common Stock was trading close to the proposed cash consideration of $6.00 per share to be paid in the proposed stock split transaction. As a result, the board of directors decided to abandon its proposed stock split in order to consider a sale option based upon the possibility that the Company would create more value for its shareholders by selling the AAI business than some of them would have received in the proposed stock split. The Company announced its abandonment of the proposed stock split to the public on April 3, 2006.

On December 13, 2006, the Company signed a definitive agreement for the sale of the assets of the Company’s wholly owned subsidiary, AAI, and its wholly owned subsidiary, BCGW. This sale closed on February 1, 2007.

In view of the sale of AAI, our operating business, coupled with the significant costs to us of continuing to be a reporting company, after the closing of the sale of our operating business on February 1, 2007, the board concluded that this Offer would be an efficient and effective way at this time to:

•
Reduce the number of our shareholders of record of our Common Stock and possibly allow us to terminate the  registration of our Common Stock, and at the same time, proceed to deregister our Series Three Preferred Stock,  toward eliminating the annual accounting and legal expenses associated with complying with the periodic reporting  requirements of the Exchange Act and the enhanced regulatory burdens imposed by Sarbanes-Oxley;

•	Provide an economical means for small holders of our Common Stock to sell their Shares; and

•	Save on the costs of administering many small shareholder accounts.

For these reasons, we have decided to make this Offer. See "Special Factors—Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" on page 10.

Potential Adverse Effects of the Offer

Our board of directors also was aware of and considered the following potential adverse effects of this Offer:

•	Tendering shareholders will cease to participate in our future earnings or growth, if any, or benefit from increases, if any, in the value of our Common Stock.

•
As indicated above, if as a result of this Offer we become eligible to do so, we intend to terminate the registration of  our Common Stock under the Exchange Act, and terminate the registration of our Series Three Preferred Stock.

•	The liquidity of the market for our Shares has been limited and this Offer will likely further reduce the liquidity of the trading of our Shares.

•
After the completion of the Offer and, if possible, deregistration of our Common Stock and our Series Three Preferred  Stock, as planned, we will ultimately no longer be required to file periodic reports with the SEC. As a result, it may be  difficult  for our remaining shareholders to receive timely information concerning the development of our business or  our  financial condition or results of operations.

For a more detailed discussion, see also our discussion under "Special Factors—Effects of the Offer; Plans After Completing the Offer" on page 12.

Our Position as to the Fairness of the Offer to Unaffiliated Shareholders.

•  Company Position

The actual average trading price of our Shares on the Nasdaq SmallCap Market during February 2007 through the Record Date was approximately $6.77 per Share and the March 23, 2007 closing price was $5.91 according to Nasdaq Stock Market data. Our board selected the Offer price of $7.50 per Share because it believes the Offer price represents a premium of approximately 11% over the actual average trading price of the Shares for the month of February 2007 through the Record Date and a premium of approximately 27% over the March 23, 2007 closing price according to Nasdaq Stock Market data. The board believes the Nasdaq Stock Market data for the month of February 2007 through the Record Date is most relevant since the sale of the assets of AAI, our operating business, closed on February 1, 2007. Our board did not consider book value, liquidation value or going concern value material to its fairness decision given that this Offer is directed only to shareholders owning small numbers of Shares who could benefit from selling their Shares without brokerage commissions. This Offer does not involve a merger, sale of all outstanding Shares or a sale of substantially all of the assets of the Company. We believe a measure of book value, going concern value or liquidation value would be more appropriate under those circumstances. We believe that the Offer is fair to eligible shareholders that are unaffiliated with us. The determination of the Offer price of $7.50 per Share and our belief as to fairness of the Offer to these shareholders is based on the following factors:

•	The Offer is voluntary for eligible shareholders.

•	Eligibility to participate in this Offer is based on the number of Shares held by a shareholder, and without regard to the affiliated or unaffiliated status.

•
We believe that the trading of the Shares on the Nasdaq SmallCap Market was sufficiently developed, and took into consideration the sale of AAI, our operating business, on February 1, 2007, to establish a fair  value for the Shares. The $7.50 price also represents a premium of approximately 11% over the actual average trading price of the Shares for the month of February 2007 through the Record Date and a premium of approximately 27% over the March 23, 2007 closing price according to Nasdaq Stock Market data.

•
Eligible shareholders who choose to participate in the Offer will avoid the brokerage commissions that they would  otherwise incur if they disposed of their Shares in a brokerage transaction (although a holder will have federal and state  income tax consequences and may be charged a fee if it holds its Shares through a nominee, as discussed below).

We also believe that the Offer is fair to our unaffiliated shareholders that are not eligible to participate in the Offer or decide not to tender. Our belief as to the fairness of the Offer to these shareholders is based on the following material factors:

•
We believe shareholders will benefit from the cost savings from deregistration of our Shares and the corresponding  ability of management to focus on operations without the distractions associated with SEC reporting obligations.

•
If we succeed in deregistering our Shares, and our Series Three Preferred Stock, with the SEC, we will ultimately no  longer be subject to the SEC reporting or proxy disclosure requirements. However, we intend to continue to provide  certain annual financial information to our shareholders.

The above discussion is not intended to be exhaustive, but includes the material factors upon which we based our determination that the Offer is fair to our unaffiliated shareholders. In reaching this determination, our board of directors considered:

•	the enactment of Sarbanes-Oxley and its corresponding costs and compliance burdens for us;

•	the limited liquidity of the market for our Shares, and the low trading volumes in our Shares;

•	recent results of operations; and

•	historical and recent trading prices of our Shares.

See "Special Factors—Our Reasons for Pursuing the Offer" on page 8 and "Information About the Company—Trading Market, Price and Dividend Information" on page 24. Our board also considered the potential adverse effects of the Offer. See "Special Factors—Potential Adverse Effects of the Offer" on page 9. In reaching its determination that the Offer is fair to unaffiliated shareholders, our board of directors considered all factors as a whole and has not assigned specific weights to particular factors, though individual directors may have given differing weights to these factors. None of the factors that we considered led us to believe that the Offer is unfair to our unaffiliated shareholders. This belief should not, however, be construed in any way as any recommendation by us or our board to any eligible shareholder as to whether such shareholder should tender the Shares under the Offer.

Other than from Quanex Corporation in connection with the sale of the assets of AAI and BCGW to MACSTEEL Atmosphere Annealing, Inc. which was completed on February 1, 2007 (and more fully described in “Special Factors—Recent Transactions, Negotiations, and Contacts”, our board of directors is not aware of any firm offers made by any person during the past two years for (1) the merger or consolidation of the Company with or into another company, (2) the purchase of all or a substantial part of Maxco's assets or (3) a purchase of Maxco's securities that would enable the holder to exercise control of Maxco, and we have no plans or arrangements for any such transactions. This Offer was approved by a unanimous vote of our board of directors. Our board of directors believes that the Offer is procedurally fair since it is voluntary. As a result, each shareholder is entitled to make an individual decision based on his or her personal financial situation, personal risk tolerance, and personal view of the Company or other factors.

In connection with its determination of the Offer price and its fairness to the eligible shareholders, the board considered analyses of historical trading prices, volume and liquidity compiled from public data by management. Our board of directors did not believe it was necessary to retain an unaffiliated representative to act solely on the behalf of our unaffiliated shareholders for purposes of negotiating the terms of the Offer or to prepare any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered pursuant to the Offer or relating to the fairness of the transaction to the Company or any shareholder. The engagement of such a representative was deemed not to be necessary because the transaction is voluntary and the purchase price to be paid in the Offer represents a premium of approximately 11% over the actual average trading price of the Shares for the month of February 2007 through the Record Date and a premium of approximately 27% over the March 23, 2007 closing price according to Nasdaq Stock Market data, and is expected to actually be less costly to tendering shareholders than ordinary open market sales because of the absence of brokerage commissions.

Michigan law does not require that shareholders approve the Offer. In addition, under Michigan law, shareholders are not entitled to exercise dissenters' or appraisal rights in connection with the Offer. Our board of directors has not granted any shareholder any voting, appraisal or dissenters' rights in connection with the Offer. There may exist other rights or actions under federal or state securities laws for stockholders who are aggrieved by the Offer generally. Although the nature and extent of such rights or actions are uncertain and may vary depending upon facts or circumstances, stockholder challenges to corporate action in general are related to fiduciary responsibilities of corporate officers and directors and to the fairness of corporate transactions.

• Positions of Messrs. Coon and Cross.

Under an interpretation of the Securities Exchange Act of 1934 rules governing “going private” transactions, Max A. Coon, President, Chief Executive Officer, and Director of the Company, and Eric L. Cross, Executive Vice-President, Secretary, and Director of the Company may be deemed affiliates of the Company who are engaged in a “going private” transaction. However, neither Mr. Coon nor Mr. Cross is eligible to participate in the Offer. Messrs. Cross and Coon are addressed in this section of the Offer solely for the purposes of complying with the requirement of Rule 13e-3 and related rules under the Exchange Act. Other than participating as Board members in the foregoing Board’s evaluation of the factors to determine fairness, and in discussions with other senior management of the Company as to the cash consideration of the Offer, neither Mr. Coon nor Mr. Cross engaged any person or entity to issue a “fairness” or similar opinion with respect to the Offer. Each of Messrs. Coon and Cross has adopted the foregoing conclusions of our board based upon the factors that were considered by the board. The foregoing discussion of information and factors considered by Messrs. Coon and Cross is not intended to be exhaustive. However, as was the case with our board, neither Messrs. Coon nor Cross found it practical to, and did not quantify, or otherwise attach weights to the factors considered by them. Each of Messrs. Coon and Cross believe that the factors discussed above and considered by them provided a reasonable basis for his belief that the Offer is fair to our unaffiliated shareholders. This belief should not, however, be construed in any way as any recommendation from each of Messrs. Coon and Cross, individually, or jointly, to any eligible shareholder as to whether such shareholder should tender the Shares under the Offer.

Recommendation

NEITHER WE NOR OUR BOARD OF DIRECTORS, OR MESSRS. COON OR CROSS, ARE MAKING ANY RECOMMENDATION REGARDING WHETHER YOU SHOULD SELL YOUR SHARES IN THE OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER TO SELL YOUR SHARES.

Intentions of Insiders

No executive officer, director or affiliate, including Messrs. Coon or Cross is eligible to tender Shares in this Offer. In addition, none of the Company's executive officers, directors or affiliates, including Messrs. Coon and Cross, has made a recommendation either in support of or opposition to the Offer.

Effects of the Offer; Plans After Completing the Offer.

Effects of the Offer. The Offer will have various effects on Maxco, the affiliated stockholders and the unaffiliated stockholders, which are described in the applicable sections below:

•	Effects on Maxco.

Reduction in the Number of Stockholders. As of the Record Date, there were 359 record holders of our Common Stock, including those record holders holding the Shares in street name. As of that date there were approximately 175 holders who directly owned 99 or fewer Shares of record, and approximately 70 beneficial holders that own 99 or fewer Shares beneficially in a registered street name. Holders that own their 99 or fewer Shares beneficially may also participate in the Offer. If most or all of those that we estimate are eligible record holders participate in the Offer, we expect that the Offer may reduce the number of record shareholders of Common Stock from approximately 359 to approximately 184.

Termination of Exchange Act Registration. Basically, the Securities Act of 1933 regulates the initial distribution of securities by a company to the public, and the Securities Exchange Act of 1934 regulates the subsequent trading of securities in the secondary market and governs most everyday corporate compliance activities. The Common Stock and Series Three Preferred Stock are currently registered under the Exchange Act. Maxco plans to file a Form 15 with the SEC following the Offer to terminate this registration if its Common Stock is no longer held by 300 or more stockholders of record, and also simultaneously terminate registration of its Series Three Preferred Stock. Maxco intends to apply for such termination as soon as practicable following completion of the Offer.

Loss of Benefits of the Exchange Act. It will be much more difficult for stockholders to monitor the status of their investment as reporting and other requirements under the Exchange Act will ultimately no longer apply. However, termination of reporting and having to comply with the Exchange Act is also expected to result in the benefit to shareholders of significant savings of expenses and costs incurred by the Company. See also “Special Factors—Our Reasons for Pursuing the Offer” on page 8.

Periodic Company Reporting Will No Longer Be Required. Termination of registration of Maxco’s Common Stock and Series Three Preferred Stock, and suspension of our reporting obligations, under the Exchange Act, would no longer require us to be disclosing some of the detail now required to be disclosed in our current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, nor would we be disclosing some of the detail now disclosed in our proxy statement for annual or special meetings of the shareholders. We will however, continue to notify shareholders of our annual and any special meetings, and provide annual financial statements as required by Michigan law.

Officers, Directors, and Other Beneficial Owners’ Filings Will No Longer Be Required. Termination of registration of our Common Stock and Series Three Preferred Stock, and suspension of our reporting obligations, under the Exchange Act will no longer require reporting for officers, directors, and beneficial owners of more than 10% of stock, in connection with ownership of, and transactions in, the Company’s stock as required by Section 16(a) of the Exchange Act. The filings that will no longer be required include Forms 3, 4, and 5 and Schedules 13D and 13G, all of which provide information as to the respective securities owned, acquired or disposed of.

Short-Swing Profits No Longer Subject to Recapture. Section 16(b) of the Exchange Act provides that certain profits that are realized from certain of the purchase and sale, or the sale and purchase, of stock within a period of less than six months by directors, officers and more than 10% owners of any security registered under Section 12 of the Exchange may be recaptured by the Company. Termination of registration of our Common Stock and Series Three Preferred Stock, and suspension of our reporting obligations, under the Exchange Act results in the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, no longer being applicable.

Loss of Benefits of Sarbanes-Oxley. The Sarbanes-Oxley Act of 2002 mandates a number of reforms to enhance financial disclosures, and combat corporate fraud and accounting fraud, including its Section 404 requirements regarding internal controls over financial reporting, requirements of certification of financial reports by chief executive and financial officers, and the requirement of publicly held companies to furnish independent annual audit reports on the existence and condition of internal controls as they relate to financial reporting. Termination of registration of our Common Stock and Series Three Preferred Stock, and suspension of our reporting obligations, under the Exchange Act means the Company does not have to incur the costs and expenses associated with having to comply with the requirements of Sarbanes-Oxley.

Effect on Market for Common Stock. Our Common Stock is currently traded on the Nasdaq SmallCap Market. If our Common Stock is still listed on the Nasdaq SmallCap Market after completion of the Offer, Maxco expects that after completion of the Offer, its Common Stock may be delisted from the Nasdaq SmallCap Market. This delisting, together with the reduction in public information concerning Maxco as a result of it ultimately no longer being required to file reports under the Exchange Act, could further reduce the liquidity of the Common Stock. Any trading in Maxco’s Common Stock after the Offer and deregistration of the Common Stock will likely only be through the quotation of our Common Stock in the "pink sheets" and through privately negotiated sales.

Costs in Completing the Offer. Assuming all eligible shareholders participate in this Offer, we expect to pay approximately $48,750 in aggregate consideration in the Offer, and approximately $33,010 in fees and expenses. All purchases we make pursuant to this Offer, and fees and expenses, will be funded with cash. Because Maxco does not know the exact amount of Shares that will be cashed-out, it can only estimate the total amount to be paid to stockholders in the Offer. However, Maxco believes it has sufficient cash and short term cash equivalents to fund the Offer. We do not believe the completion of the Offer will have a material effect on our financial condition or results of operations. See also "Terms of the Offer—Source and Amount of Funds” on page 22, and “Terms of the Offer—Fees and Expenses on page 23.

Federal Tax Consequences. Neither the Company nor any non-tendering shareholder will incur any federal income tax liability as a direct result of the completion of the Offer. See "Special Factors—Federal Income Tax Considerations" on page 19.

•	Effects on Affiliated Shareholders, including Messrs. Coon and Cross.

As used in this Offer, the term "affiliated stockholder" means any stockholder who is a director or executive officer of Maxco, and the term "unaffiliated stockholder" means any stockholder other than an affiliated stockholder. None of the executive officers or directors, including Messrs. Coon and Cross, is eligible to participate in the Offer. As such, the Offer is not expected to have any effect on these affiliated stockholders, other than as to the effects overall on the Company discussed above, and their respective reduced reporting requirements for officers and directors discussed above, including that the directors and executive officers and other beneficial owners of the Company, including Messrs. Coon and Cross, will ultimately no longer be subject to the reporting and short-swing profit provisions under the Exchange Act with respect to changes in their beneficial ownership of Maxco’s stock.

•	Effects on Unaffiliated Shareholders.

 The effects of the Offer to an unaffiliated stockholder will vary based on whether or not the unaffiliated stockholder is cashed-out in the Offer.

 Cashed-Out Unaffiliated Stockholders. Unaffiliated Stockholders owning fewer than 99 Shares that decide to participate in the Offer will:

- receive $7.50 in cash, without interest, per Share;

- no longer have any common equity interest in Maxco and, therefore, will not participate in its future potential earnings or growth, if any; and

- be required to pay federal and, if applicable, state and local income taxes on the cash amount received in the Offer. If they are eligible to participate in the offer, and they tender their Shares in the Offer, the receipt of cash in exchange for their Shares will be a taxable transaction for U.S. federal income tax purposes. Subject to limited exceptions, generally, a shareholder who participates in the Offer will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the Shares tendered. Any capital gain or loss generally will constitute a long-term capital gain or loss if the holding period for the holder's Shares sold is greater than one year as of the date of sale and a short-term capital gain or loss if the holding period is one year or less as of the date of tender. Also if their Shares are held through a nominee, the nominee may charge a fee for their tender of the Shares.

Remaining Unaffiliated Stockholders. Potential effects on unaffiliated Maxco’s stockholders who remain as stockholders of Common Stock after the Offer are the same as the effects on our affiliated stockholders. These effects including the overall effects on the Company discussed above, including:

- Decreased Access to Information. If during or after completion of the Offer, the number of record shareholders of Common Stock is reduced to below 300, Maxco intends to terminate the registration of its common stock under the Exchange Act, as well as proceed to terminate registration of its Series Three Preferred Stock. As a result, Maxco will ultimately no longer be subject to the periodic reporting requirements and the proxy rules of the Exchange Act. Similarly, executive officers, directors and other beneficial owners would ultimately no longer be subject to many of the reporting requirements and restrictions of the Exchange Act, including, without limitation, the reporting and short- swing profit provisions of Section 16 of the Exchange Act.

- Decreased Liquidity. The liquidity of the Shares held by stockholders may be further reduced by the Offer due to the expected termination of the registration of the Common Stock and Series Three Preferred Stock under the Exchange Act and the delisting of the Common Stock from the Nasdaq SmallCap Market. Any trading in our Common Stock after the Offer will likely only be through quotation of our common stock in the "pink sheets" or through privately negotiated sales. There can be no assurance of any market for Maxco’s Common Stock after the Offer.

Plans After Completion of the Offer.

To the extent that, upon expiration of the Offer, an insufficient number of shareholders will have tendered to reduce the number of record holders of our Common Stock to fewer than 300, we may seek to extend the Offer to allow eligible shareholders additional time to tender their Shares. In addition, regardless of whether we extend the Offer, if, following the completion of the Offer, we continue to have 300 or more record holders of our Shares, we may make an additional offer to purchase Shares held by shareholders that continue to own 99 or fewer Shares.

During or following the completion of the Offer, if we are eligible to do so, we intend to terminate the registration of our Common Stock and Series Three Preferred Stock under the Exchange Act. All Shares purchased by us pursuant to this Offer are expected to be returned to the authorized but unissued Shares of the Company.

Under applicable SEC rules, companies are permitted to terminate the registration of, and suspend their SEC reporting obligations with respect to, any class of securities held of record by fewer than 300 persons. Once these obligations have been suspended, companies are no longer required to file periodic reports, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K or to comply with the SEC's proxy rules and holders of our Common Stock will no longer be subject to the requirements of Sections 13(d) and 16 of the Exchange Act or the corporate governance provisions of Sarbanes-Oxley, including management certification of periodic reports and related penalties for false certifications), the prohibition on loans to directors and executive officers, certain audit committee charter requirements, documentation and report requirements, and internal control. Our Common Stock and our Series Three Preferred Stock are presently registered under the Exchange Act. We presently have less than 300 Series Three Preferred shareholders of record, and following the redemptions more fully described in “Special Factors—Recent Transactions, Negotiations, and Contacts” beginning on page 15, we do not expect to have any Series Three Preferred shareholders of record. Once we suspend our reporting obligations with respect to our Common Stock and Series Three Preferred Stock, we will have no obligation under federal securities laws to provide our shareholders with any periodic reports as to new developments in our business, our financial condition or results of operations. Therefore, following the suspension of our reporting obligations, it will be more difficult for our shareholders to obtain information about us. We do intend, however, to provide our remaining shareholders by mail with basic information with respect to our financial condition and results of operations on an annual basis, including audited financial statements, after we become a non-reporting company. This information will not be as detailed or extensive as the information we currently file with the SEC. As a company incorporated under the laws of the State of Michigan, the Company is required to call an annual meeting of shareholders and is required at the annual meeting to lay before the shareholders financial statements, which may be a balance sheet and statement of profit and loss. These financial statements are not required to be audited but if not audited are required to be signed by the president or vice-president or the treasurer or an assistant treasurer of the corporation.

Michigan law also provides that the shareholders have a right to inspect the books and records of their company for a specific reasonable and proper purpose.

As of the date of this Offer to Purchase, our Common Stock was traded on the Nasdaq SmallCap Market. The Company received a Nasdaq Staff Determination dated February 27, 2007, indicating that in view of the February 1, 2007 sale of our wholly owned subsidiary, AAI, and its wholly owned subsidiary, BCGW, Nasdaq determined that the discretionary authority under Nasdaq MarketPlace Rule 4300 authorizes Nasdaq to subject the Company to delisting from the Nasdaq Stock Market. The Company has requested a hearing for review of the Nasdaq Staff Determination. If the Company is delisted from the Nasdaq Stock Market as a result of the Nasdaq proceedings, or in the event that after completion of the Offer we have fewer than 300 shareholders of our Common Stock, coupled with maintaining the present status of fewer than 300 shareholders of record of our Series Three Preferred Stock, and we become a private, non-reporting company, any trading in our Common Stock will likely only be through quotation of our common stock in the "pink sheets", or through privately negotiated sales. As a result, the trading market for our Common Stock may cease to exist and it may be difficult for holders to dispose of their Shares.

Except as set forth in this Offer to Purchase, we do not have any plans, proposals or negotiations that would result in:

•  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its  subsidiaries;

•  any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•  any other material change in the Company's corporate structure or business.

There are no present plans, proposals, or negotiations that would result in any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any  material term of the employment contract of any executive officer.

Officers and directors who are continuing shareholders as well as other non-tendering shareholders will continue to participate in the future of the Company. Although our board of directors has not yet made any determination, the activities or transactions that may occur after completion of the Offer could include dissolution and liquidation of Maxco. If the Offer does not result in the opportunity to become a private non-reporting company, it is possible the board would also consider a going private transaction effected through a reverse stock split or otherwise in order to reduce the costs associated with being a public company. In any event, we intend to continue efforts toward maximizing stockholder value and managing our outstanding liabilities.

Certain Common Stock Transactions

By the Company. Maxco has not purchased any shares of its Common Stock within the past two years.

By Messrs. Coon and Cross. Neither Messrs. Coon nor Cross has directly purchased any shares of Common Stock within the past two years. However, Messrs. Coon and Cross are managers of, and have indirect ownership interests of 39.1% and 8.4% respectively of EM Investors, LLC. On October 7, 2005, EM Investors, LLC acquired 101,022 shares of Common Stock at $3.50 a share in a private sale by one shareholder of all the Common Stock held by that shareholder.

Recent Transactions, Negotiations and Contacts

In June 2003, the Company assumed a lease with CJC Leasing, a limited liability company in which Max A. Coon, the Company’s President, Chief Executive Officer, and a Director, is a member, from Contractor Supply Incorporated, the purchaser of the Company’s formerly wholly owned subsidiary, Ersco Corporation. Contractor Supply Incorporated was required under the lease to pay CJC Leasing an aggregate of approximately $2.3 million in monthly installment payments over a period of approximately 4 years. In exchange for the Company assuming Contractors Supply Incorporated’s lease payments to CJC Leasing, Contractors Supply Incorporated and the Company agreed to reduce the amount then owed by the Company to Contractor Supply Incorporated by $2.3 million. The assumption of the lease obligations to CJC Leasing by the Company allowed the Company to retire a $2.3 million debt that was otherwise due and payable to Contractors Supply Incorporated, by making monthly payments of the approximate $2.3 million over four years. In June 2006, the Company paid off the obligation due CJC Leasing under this lease.

On April 20, 2004, the Company entered into an incentive agreement with Sanjeev Deshpande, the then President of its wholly-owned subsidiary AAI. The agreement provided for compensation to the officer based on the increased value, as defined, of AAI by March 31, 2006. The incentive is equal to 1% of the first $25 million in value plus 10% above that base amount. Since no such sale of AAI occurred by March 31, 2006, at the option of Maxco the incentive is payable in cash or its equivalent in stock of AAI held by Maxco. Because of the special effort made by Mr. Deshpande, the Company paid the incentive bonus even though the sale of AAI occurred after March 31, 2006 (discussed more fully below). The total amount of such incentive compensation is expected to be approximately $3.390 million, subject to adjustments resulting from escrow claims. As of February 5, 2007, the Company paid $2.890 million of the incentive compensation, with $500,000 being held by the Company, pending any escrow claims.

In October 2004, the Company entered into a Retention Agreement with Vincent Shunsky, former Vice-President, Chief Financial Officer and Treasurer of the Company, to provide him with a bonus of $200,000 to retain his services until at least March 31, 2006. The Retention Agreement provided that should he leave the employ of the Company prior to that date, the bonus must be repaid. Mr. Shunsky resigned from his positions as Vice-President, Chief Financial Officer and Treasurer, effective November 29, 2005, and is no longer employed by the Company. However, through March 31, 2006, Mr. Shunsky served as a consultant to the Company in exchange for retaining the bonus. The Company expensed the retention bonus ratably through March 31, 2006. As of March 31, 2006, the amount accrued was $200,000, including $130,000 charged to operations during the year then ended. The Company paid this retention bonus.

In February 2005, the Company issued 250,000 shares of restricted common stock of the Company to Contractor Supply Incorporated, which is 100% owned by Maxco shareholder Daryle E. Doden, and 95,800 shares of restricted common stock of the Company to Master Works Foundation, Inc. (a non-profit corporation in which Mr. Doden is a one-third member) in exchange for further reduction of the amount owed by the Company to Contractor Supply Incorporated by $1.4 million. The remaining Company debt owed to Contractor Supply Incorporated was subsequently assigned by Contractor Supply Incorporated to Ambassador Steel Corporation, and then by Ambassador Steel Corporation to its President, Mr. Doden. On September 30, 2005, Mr. Doden assigned this Company debt, approximating $1.25 million, to EM Investors, LLC (“EM”). EM converted the Company payable, including all accrued interest, to 7,812.5 shares of the Company’s Series Six Preferred Stock. This Series Six Preferred Stock was redeemed by the Company in March 2007. Messrs. Coon and Cross, are managers, and have indirect ownership interests, of 39.1% and 8.4%, respectively, of EM.

In May 2005, the Company acquired the stock of Ledges Commerce Park, Inc. (“Ledges”) and two buildings owned by Ledges, for $200,000, plus the assumption of certain liabilities from L/M Associates, LLC (“L/M”). Prior to the transaction, L/M was the sole shareholder of Ledges, and Maxco was a 50% owner of L/M. After the transaction, Maxco became the sole shareholder of Ledges, and remains as a 50% owner of L/M.

Also in May 2005, AAI acquired the stock of BCGW for $200,000. BCGW owned the buildings that are AAI’s operating facilities in Lansing, Michigan. The spouse of Maxco’s President, Joanne Coon, was a 25% owner of BCGW, and received $50,000.

On August 11, 2005 the Company agreed to indemnify Mr. Coon for any amounts he would be required to pay as a result of a personal guaranty given for the Company’s real estate entities. Two of the Company’s real estate entities are L/M and Capital Center Associates, L.L.C. (“Capital Center”) The Company is 50% owner of L/M and L/M is a 95% owner of Capital Center. On October 27, 2005, as the result of a personal guaranty by Mr. Coon for Capital Center, Capital Center, L/M, Mr. Coon, and the Company, entered into a settlement agreement with American Realty Equities, Inc. (“ARE’) the mortgage holder on property owned by Capital Center. The settlement included the opportunity for the sale of the underlying property by September 1, 2006 to accomplish a discounted payoff to the mortgage holder. To the extent the sale of the underlying property, or other arrangements, did not result in timely discounted payoff to ARE, the settlement also included the obligation of Capital Center, L/M, the Company and Mr. Coon to pay ARE the full amount then owing under the mortgage loan documents less the net sale proceeds obtained by ARE in the sale of the underlying property. On August 30, 2006 payment was made to ARE as required under the settlement agreement. To pay this commitment to ARE, the Company was party to the following agreements:

•
On August 30, 2006, Maxco guaranteed a Mortgage Loan Agreement (the “Agreement”) for $2,775,000 between The Huntington National Bank (“HNB”) and Capital Center. In addition to Maxco, other guarantors named are L/M and Mr. Coon. The Agreement, which is secured by a first mortgage on a commercial building in Lansing, Michigan (“CCA Building”), calls for Capital Center to make 60 monthly payments of principal and interest of $22,363.76 plus a final payment of the remaining principal and any accrued interest on September 15, 2011 to HNB. Maxco and the other guarantors would be liable for payment to HNB should Capital Center default.

•
The Company’s wholly-owned subsidiary, AAI, as part of refinancing of its debt with its principal lender, provided the Company with $5,761,333.25 as part of an intercompany demand note toward fulfilling the commitment to ARE. The $5,761,333.25, which was advanced under loan agreements with AAI’s principal lender, was collateralized by certain assets of AAI including real estate and equipment. Commensurate with the closing of the sale of AAI on February 1, 2007 (discussed below), this loan with AAI’s principal lender, and thus, the intercompany demand note, were paid in full.

•
On August 30, 2006, CCA, L/M and the Company agreed that the Company loan the $5,761,333.25 to CCA to fulfill the commitment to ARE. The loan to Capital Center by the Company is evidenced by a demand note, secured by a second mortgage on the CCA Building in favor of the Company, and guaranteed by L/M.

On November 29, 2005, Vincent Shunsky resigned as Vice-President, Chief Financial Officer, and Treasurer of Maxco. Lawrence O. Fields, who was the Controller of the Company for over twenty years, was appointed Chief Financial Officer and Treasurer effective November 29, 2005.

On April 3, 2006, the Company announced that it had engaged GBQ Consulting, LLC (“GBQ”) to locate an investor or purchaser to acquire the business of AAI and BCGW, Inc. (“BCGW”), the wholly owned subsidiary of AAI.

On May 27, 2006, Mr. Coon executed and delivered amended loan agreements in favor of Irwin Union Bank and Trust Company (“IUB”) to secure a loan in the principal amount of $1.6 million arising from the Company’s real estate ventures. The amended loan agreements included an Amended and Restated Loan Agreement, Amended and Restated Note, and Pledge of Account and Security Agreement each signed by Mr. Coon, individually, and a new Control Agreement Regarding Securities Account dated May 27, 2006 among Mr. Coon, individually, IUB, and J.J.B. Hilliard, W.L. Lyons, Inc. (“Hilliard Lyons”) with regard to 504,355 shares of Common Stock held directly by Mr. Coon, or indirectly by Mr. Coon in street name, all of which are now pledged as security for the IUB loan. Additionally, on October 26, 2007, Mr. Coon executed and delivered amended loan agreements in favor of J.P. Morgan Chase Bank, N.A. (“Chase”) to continue to secure a personal loan in the amount of $860,000. The amended loan agreements included a Term Note, Amendment to Credit Agreement, and a new Continuing Pledge Agreement in which 141,863 shares of Common Stock held directly by Mr. Coon are now pledged as security for the Chase loan. Each of the IUB loan agreements and the Chase loan agreements contain standard power of attorney clauses giving the respective banks the power to direct the voting or other disposition of the securities in the case of default.

In May through June, 2006, GBQ sent out approximately 125 inquiries to potential investors or purchasers, announcing in general terms the availability of AAI. As a result of these initial solicitations, 50 different potential investors or purchasers signed confidentially agreements and received more specific information on AAI. Six different potential buyers took the further step of meeting with Company officers and/or visiting AAI. Quanex Corporation, a Delaware corporation, (“Quanex”) indicated to us that it would be interested in potentially acquiring the AAI business but not our entire Company. Over the course of months, we engaged in a number of business discussions with Quanex and other potential buyers regarding the framework for a potential sale of the AAI business. After considering the financial wherewithal of other potential buyers and their respective levels of interest, it was determined that the Quanex offer provided the best value for the Company and its stockholders. In late July 2006, we began negotiation of principal terms with Quanex regarding a proposed purchase of the assets of AAI. Quanex indicated it was prepared to proceed with completion of its due diligence and negotiation of definitive agreements once the parties reached a preliminary understanding with respect to principal terms. However, Quanex requested that we enter into an exclusive negotiation commitment as a condition to Quanex proceeding with further diligence and negotiation of definitive agreements for the proposed transaction. The Company agreed to this condition as it had already determined that the Quanex offer provided the best value for the Company and its shareholders. On August 15, 2006, we reached a preliminary understanding with Quanex and entered into a letter agreement pursuant to which we agreed to engage in exclusive negotiations with Quanex with respect to an asset purchase of AAI for a period of 45 days from August 15, 2006. The signing of the letter agreement was announced to the public by a press release on August 15, 2006 without naming Quanex, and a Form 8-K was subsequently filed with the SEC by the Company. Subsequently, as a result of further negotiations, a new letter agreement dated October 3, 2006 was signed by us and Quanex in which we agreed to extend our exclusive negotiations with Quanex with respect to an asset purchase of AAI for a period of 30 days beginning October 4, 2006.

A preliminary draft of a definitive agreement was provided to us by Quanex on or about October 18, 2006. We and Quanex and our respective legal counsels engaged in numerous negotiations of the terms of the Asset Purchase Agreement, including terms relating to assumed liabilities, price adjustments, employee related obligations, deal protection, indemnity obligations, closing contingencies and other customary terms for this type of transaction.

Concurrently with our negotiations, Quanex continued its extensive due diligence review of our AAI business. Quanex and its legal counsel made frequent and numerous requests for, and were provided with, documents and materials pertaining to the AAI business. Quanex also made several site visits to the AAI plants to perform detailed diligence.

On December 13, 2006, Maxco, AAI, BCGW, Quanex Technologies, Inc. a Delaware corporation and wholly owned subsidiary of Quanex, and Quanex executed and exchanged signature pages to the Asset Sale and Purchase Agreement and other transaction documents (“Asset Sale Agreement”).

On December 13, 2006, Max A. Coon, EM, and ROI Capital Management, Inc. each entered into voting and irrevocable proxy agreements with the Company indicating that they would vote, or cause to be voted, voting shares of the Company that they directly controlled, or indirectly controlled in a brokerage account, in favor of the transaction. As of December 13, 2006, such voting shares of Mr. Coon, EM and ROI represented approximately 55.44% of the requisite shareholder vote required for approval of the transaction.

On January 16, 2007, the Company disseminated its proxy statement to its shareholders in connection with the solicitation of proxies for use at the annual meeting of the shareholders to be held on January 30, 2007, including for use in connection with shareholder approval of the Asset Sale Agreement.

On January 30, 2007, the Asset Sale Agreement was approved by the Company’s shareholders at the annual meeting.

On February 1, 2007, Maxco sold substantially all of the assets of AAI and BCGW to MACSTEEL Atmosphere Annealing, Inc., a wholly owned subsidiary of Quanex and formerly Quanex Technologies, Inc. (“MACSTEEL”) pursuant to the Asset Sale Agreement. MACSTEEL acquired substantially all of the operating assets of AAI and BCGW for $58.1 million in cash (the “Transaction”), which reflects a post-closing adjustment for the net working capital of AAI per the Agreement. There were two escrows established from the purchase price monies. An escrow of $2.0 million is to last for a minimum of 3 years and up to 4 years, depending on satisfaction of certain conditions, to assure compliance with our environmental warranties. An escrow of $3 million is to be held for 18 months to assure the accuracy of representations and warranties, including any environmental claims that exceed the $2 million environmental escrow. Other than the assumption of normal operating liabilities, MACSTEEL did not assume any liabilities for borrowed money or certain other liabilities including certain product liabilities, tax and environmental liabilities. Assets excluded from the Transaction included cash, cash equivalents, certain corporate records, all tax benefits and rights to refunds, all rights relating to borrowed money, related party receivables, and all rights to prepaid insurance and insurance deposits. As part of the closing of the Transaction, in addition to the $5.0 million held in escrow, certain outstanding liabilities secured by the assets of AAI and BCGW were required to be paid, which were approximately $10.9 million (including the $5,761,333.25 loan from AAI’s principal lender to effectuate the commitment to ARE discussed above). In addition, the Company estimates that net federal and state income taxes will be approximately $11 million, and closing costs and other costs and obligations in connection with the closing were also paid.

On February 1, 2007, Sanjeev Deshpande resigned as Director of the Company, and Eric L. Cross, the Company’s Executive Vice-President and Secretary, was appointed as a Director effective February 1, 2007.

During March 2007, the Company paid approximately $2.295 million in accrued and outstanding dividends owed through December 31, 2006 to those holders of record as of December 31, 2006 of all of its shares of preferred stock: Series Three Preferred, Series Four Preferred, Series Five Preferred and Series Six Preferred. Of these dividends paid, EM received an aggregate dividend amount of approximately $1.667 million resulting from its holdings in preferred shares.

During March 2007, the board authorized bonus payments from the Company to each of Messrs. Coon and Cross of $500,000. The Company has paid these bonuses. Simultaneous with the bonus, the board decreased Mr. Coon’s salary to $10,000 per month, and Mr. Cross’ salary to $8,000 per month. Additionally, during March 2007, the board authorized a bonus payment to Lawrence O. Fields of $250,000. The Company has paid Mr. Fields’ bonus.

Effective March 31, 2007, the Company elected to redeem all issued and outstanding shares of Series Three Preferred, Series Four Preferred, and Series Five Preferred. In addition, during March 2007, the Company redeemed all shares of Series Six Preferred without having to pay any premiums. The Company estimates that approximately $5.325 million will be paid to effectuate these redemptions. Of these redemptions, the Company estimates that EM will receive approximately $4.127 million. Upon completion of the redemptions, each of the series of the redeemed preferred shares will be returned to the respective authorized but unissued preferred shares of the Company.

Federal Income Tax Considerations

In general, if you tender your Shares pursuant to this Offer, your receipt of cash in exchange for your Shares will ordinarily be a taxable transaction for U.S. federal income tax purposes, unless the Shares are owned by a nontaxable entity such as a tax-qualified pension fund (as in the case of a typical section 401(k) account) or a tax-qualified Individual Retirement Account. Subject to limited exceptions, a shareholder who participates in the Offer will generally recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the Shares tendered. Any capital gain or loss will generally constitute a long-term capital gain or loss if the holding period for the holder's Shares sold is greater than one year as of the date of the tender and a short-term capital gain or loss if the holding period is one year or less as of the date of tender. The federal income tax treatment of a long-term capital gain or loss may be different from that of a short-term capital gain or loss, depending on the holder's personal circumstances. This general description is subject to several exceptions based on complex constructive ownership rules that may treat persons as owning any Shares that are owned (actually or in some cases constructively) by related individuals and entities, as well as Shares that the person has the right to acquire by exercise of an option or by conversion or exchange of a security. If one or more of these exceptions apply, the entire amount of cash received in exchange for the Shares (without reduction for tax basis) may be taxable as ordinary dividend income rather than as capital gain. Certain special tax rules may apply if the holder participating in this Offer is itself a corporation rather than an individual. Holders are urged to consult with their personal tax advisers with respect to the particular federal, state, local, and foreign tax consequences to them as a result of tendering their Shares pursuant to this Offer.

The Company will not incur any federal income tax liability as a result of completion of the Offer.

U.S. Federal Income Tax Withholding For Non-U.S. shareholders.    In general, for purposes of this summary, the term
"Non-U.S. shareholder" means a beneficial owner of Shares that is neither a citizen nor a resident of the United States. The Depositary generally will treat the cash received by Non-U.S. shareholders participating in this Offer as a dividend distribution from us. Accordingly, the Depositary generally will withhold U.S. federal income taxes equal to 30% of the gross proceeds payable to the Non-U.S. shareholder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the Non-U.S. shareholder's conduct of a trade or business within the U.S. Non-U.S. shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure for any excess withholding.

Backup Withholding.    By signing the letter of transmittal, you are certifying that the number shown on the letter of transmittal is your correct taxpayer identification number, you are a U.S. person, and you are not subject to backup withholding. A U.S. person (which includes a U.S. citizen and a U.S. resident, whether or not a citizen) may be subject to backup withholding at a rate of 28% with respect to amounts tendered pursuant to this Offer unless such shareholder: (1) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates this fact; or (2) provides a correct United States taxpayer identification number and certifies under penalty of perjury that the shareholder is a U.S. person, the taxpayer identification number is correct, and that the shareholder is not subject to backup withholding because of a failure to report all applicable payments.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THIS OFFER IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

TERMS OF THE OFFER

General

We are offering to purchase for cash all Shares held by shareholders that own 99 or fewer Shares as of the close of business on the Record Date. Properly tendered Shares by shareholders will be purchased at $7.50 per Share. A proper tender will include delivery of a properly executed letter of transmittal to the Depositary. Payment for properly tendered Shares will be made promptly following the expiration of the Offer.

You may tender your Shares only if your total ownership of our Shares is 99 or fewer Shares, whether of record (i.e., in your own name) or beneficially (i.e., in "street name" in a brokerage account maintained by you). If you elect to tender any of your Shares, you must tender all of your Shares. Partial tenders will not be accepted. Additionally, once you elect to tender your Shares, you cannot withdraw your tendered Shares.

All questions about the eligibility of any shareholder to participate in the Offer will be determined by us, in our sole discretion, and our determination will be final and binding. If you have questions regarding your eligibility to participate in the Offer, you may contact the Company at the address or telephone number set forth on the back cover of this Offer to Purchase.

Participation in the Offer is entirely voluntary. You may choose to continue to hold your Shares and retain your rights as a shareholder, including the right to vote your Shares and receive dividends, to the extent declared by our board of directors. However, if you are a holder of 99 or fewer Shares and elect to accept this Offer, you must tender all of your Shares.

We estimate that approximately 175 of our 359 direct shareholders of record plus approximately 70 beneficial holders holding their stock in a registered street name are eligible to participate in the Offer. These eligible shareholders own approximately 6,500 Shares. Assuming all of these shareholders elected to participate in the Offer and the Shares tendered were purchased at the Offer price of $7.50 per Share, the total consideration to purchase these Shares would be approximately $48,750. All purchases we make pursuant to this Offer will be funded with cash.

Because we are offering to purchase Shares only from shareholders who own 99 or fewer Shares, the Offer constitutes an "odd-lot tender offer" and is being conducted pursuant to Rule 13e-4(h)(5) under the Exchange Act. In addition, because we expect the completion of the Offer to reduce the number of our shareholders of record of our Shares below 300, the Offer may also constitute a "going-private transaction" and is being conducted in compliance with Rule 13e-3 under the Exchange Act.

Conditions of the Offer

This Offer is not conditioned on the receipt of tenders for any minimum number of Shares. This Offer is not subject to any conditions except that tenders must be in proper form, tendering holders must be eligible to tender and we must not have terminated the Offer. We will not accept any alternative, conditional or contingent tenders. Also, any tenders of Shares by any eligible shareholder must be for all of such holder's Shares. If we fail at any time to exercise any of our rights, such as the right to reject any or all tenders not in proper form and our right to terminate the Offer, that failure to exercise shall not constitute a waiver of these rights; provided, however, if we become aware of a condition being triggered, we will disclose whether or not we intend to assert our rights due to the condition being triggered or intend to waive the offer condition.

Expiration and Extension of the Offer

This Offer will expire on April 30, 2007, unless extended to a later date at our discretion. Your Offer documents must be received by the Depositary no later than 5:00 P.M., New York time, on the Expiration Date, or on any date thereafter to which the Offer is extended.

We reserve the right, in our sole discretion, to extend the period of time during which the Offer is open. We can extend the Offer by making a public announcement of the extension. We will make such announcement no later than 9:00 a.m., New York time, on the business day after the previously scheduled or announced Expiration Date. A business day means any day other than a Saturday, Sunday or United States federal holiday. Any period measured in business days includes the first day of the period.

We will disseminate any such public announcement promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

Procedure for Tendering Shares

Record Holders.    If you wish to tender the Shares for which you are the record holder, you should complete and sign the letter of transmittal according to its instructions and mail or deliver it, together with the physical certificates for your Shares, in the enclosed envelope to the Depositary at the address set forth on the back cover of this Offer to Purchase on or prior to 5:00 P.M., New York time, on April 30, 2007.

Beneficial Holders.    If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your Shares. In addition, for further information, you may contact the Company at the address or telephone number set forth on the back cover of this Offer to Purchase.

Method Of Delivery.    The method of delivery of all documents, including certificates for Shares and the letter of transmittal, is at the election and risk of the tendering shareholder. In all cases, sufficient time should be allowed to assure timely delivery of documents.

The Depositary will set up a separate account at The Depository Trust Company ("DTC") for purposes of this Offer. Participants in DTC may make delivery of tendered Shares by causing DTC to transfer the Shares into the Depositary's account. Even if Shares are delivered in this manner, DTC participants will need to complete and sign a letter of transmittal and deliver it to the Depositary by the Expiration Date. DTC participants can use an "agents message" as a substitute for a letter of transmittal.

An agents message is a message transmitted by DTC to the Depositary that states that DTC has received an express acknowledgment from a DTC participant tendering the Shares that such participant has received the letter of transmittal and agrees to be bound by its terms and that we may enforce that agreement against the participant.

Rejection; Determination of Validity

We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in proper form or are not eligible to participate in this Offer or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder, and our interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. Neither we nor any other person will be under any duty to give notification of any defects or irregularities in any tender or will incur any liability for failure to give any such notification.

Representations of Tendering Shareholders

A tender of Shares by you will be treated as a representation by you that (i) you are the beneficial owner of 99 or fewer Shares as of the Record Date, and that (ii) you are tendering all of your Shares. You are also deemed to represent that you own the tendered Shares free and clear of any liens or other encumbrances and have the authority to sell the tendered Shares to us. You must also agree to complete any additional documents that we request in order to complete the sale of your Shares to us.

Lost or Destroyed Certificates

If your Share certificates have been lost or destroyed, you may still participate in the Offer by signing the letter of transmittal. If we receive a letter of transmittal without Share certificates, your Shares will be considered lost and your signature on the letter of transmittal will acknowledge that you agree to the terms and conditions of the Offer and the affidavit regarding lost certificates contained in the letter of transmittal.

If you have any questions regarding lost Share certificates, please contact Registrar and Transfer Company at the address or telephone number set forth on the back cover of this Offer to Purchase.

No Dissenters' or Appraisal Rights

Dissenters' or appraisal rights are not available in this Offer. There may exist other rights or actions under federal or state securities laws for stockholders who are aggrieved by the Offer generally. Although the nature and extent of such rights or actions are uncertain and may vary depending upon facts or circumstances, stockholder challenges to corporate action in general are related to fiduciary responsibilities of corporate officers and directors and to the fairness of corporate transactions.

No Shareholder Vote

The Offer is not subject to shareholder vote.

No Withdrawal Rights

Once you tender your Shares, you may not withdraw them from the Offer.

Purchase and Payment

Promptly following the Expiration Date of the Offer, subject to the terms and conditions of this Offer to Purchase, we will accept for payment and pay for, and thereby purchase, Shares properly tendered before the Expiration Date. When we accept your Shares for payment, we will have entered into a binding agreement with you on the terms and conditions described in this Offer to Purchase. We will pay for the Shares purchased by sending payment to the tendering shareholders. Under no circumstances will we pay interest on the purchase price to be paid regardless of any delay in making such payment.

We will pay all Share transfer taxes, if any, payable on the transfer to us of Shares purchased under the Offer. If, however, payment of the purchase price is to be made to any person other than the record holder, or if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal, the amount of all Share transfer taxes, if any (whether imposed on the record holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the Share transfer taxes, or exemption therefrom, is submitted to us.

Certificates for all Shares tendered and not purchased will be returned to the tendering shareholder at our expense promptly after the Expiration Date of the Offer.

Source and Amount of Funds

We believe that the total number of Shares that may be sold by eligible shareholders pursuant to this Offer is approximately 6,500. Assuming all of these shareholders elect to participate in the Offer and the Shares tendered are purchased at the Offer price of $7.50 per Share, the total cost to us of purchasing these Shares would be approximately $48,750. This amount does not include our expenses associated with the Offer, which are described below under "Fees and Expenses."

We intend to pay for all validly tendered Shares, as well as for the costs and expenses of this Offer, with cash.

Because of the relatively modest amount of cash expected to be needed to complete the Offer and the substantial availability of our cash, no other alternative financing plan was considered.

Fees and Expenses

We will be responsible for paying all expenses associated with the Offer. We estimate that our total expenses associated with the Offer will be $33,010, consisting of the following:

Depositary Fee	$4,000
Legal Fees	25,000
Printing and Mailing	3,000
SEC Filing Fees	10
Miscellaneous	1,000
Total Estimated Expenses	$33,010

Tenders may also be solicited by directors, officers and employees of Maxco in person, by telephone or through other forms of communication, but such persons will not receive any additional compensation for such solicitation. The Depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses.

Maxco will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to this Offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to this Offer to their customers.

All requests for additional copies of this Offer to Purchase, the letter of transmittal and other Offer materials may be directed to the Company at the address or telephone number set forth on the back cover of this Offer to Purchase. In addition, any questions regarding the procedures for tendering in the Offer and requests for assistance in tendering your Shares should also be directed to the Company.

Recommendation

NEITHER WE, OUR BOARD OF DIRECTORS, NOR MESSRS. COON OR CROSS, ARE MAKING ANY RECOMMENDATION REGARDING WHETHER YOU SHOULD ACCEPT THIS OFFER AND TENDER YOUR SHARES. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER TO TENDER YOUR SHARES FOR PURCHASE.

INFORMATION ABOUT THE COMPANY

Trading Market, Price and Dividend Information

Our Common Stock is currently traded on the Nasdaq SmallCap Market under ticker symbol "MAXC". The Company received a Nasdaq Staff Determination dated February 27, 2007, indicating that in view of the February 1, 2007 sale of our wholly owned subsidiary, AAI, and its wholly owned subsidiary, BCGW, Nasdaq determined that the discretionary authority under Nasdaq MarketPlace Rule 4300 authorizes Nasdaq to subject the Company to delisting from the Nasdaq Stock Market. The Company has requested a hearing for review of the Nasdaq Staff Determination. If the Company is delisted from the Nasdaq Stock Market as a result of the Nasdaq proceedings, or in the event that after completion of the Offer we have fewer than 300 shareholders of our Common Stock, coupled with maintaining the present status of fewer than 300 shareholders of record of our Series Three Preferred Stock, and we become a private, non-reporting company, any trading in our Common Stock will likely only be through quotation of our common stock in the "pink sheets", or through privately negotiated sales.

The following table sets forth the high and low sales prices of the Shares on the Nasdaq SmallCap Market, as reported by the Nasdaq SmallCap Market in the 2005 and 2006 fiscal years and the 2007 fiscal year (up to March 27, 2007) by quarter.

Period Ended	High	Low
June 30, 2004	3.50	2.35
September 30, 2004	5.58	2.50
December 31, 2004	5.02	3.00
March 31, 2005	4.30	3.20

June 30, 2005	5.00	3.25
September 30, 2005	5.25	3.52
December 31, 2005	5.79	4.15
March 31, 2006	5.98	5.45

June 30, 2006	9.50	5.05
September 30, 2006	11.31	6.75
December 31, 2006	13.90	7.81
March 27, 2007	8.98	5.68

Maxco has not paid a cash dividend on its Common Stock in the last two years. Other than the general laws affecting creditor’s rights in general, there are no restrictions on the Company’s current or future ability to pay dividends.

Summary Consolidated Financial Information

Before making a decision to tender your Shares, you should read the following financial information, as well as the financial information incorporated by reference into this Offer to Purchase, and the accompanying notes, in their entirety. For information on how to obtain the financial information incorporated by reference, see "Where You Can Find Additional Information" on page 28.

The following tables set forth our summary consolidated financial information for the fiscal years ended March 31, 2006 and 2005 and for the nine months ended December 31, 2006 and 2005. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of, and for the twelve months ended, March 31, 2006 and 2005, which are incorporated herein by reference to our annual report on Form 10-K for the year ended March 31, 2006, and our unaudited consolidated condensed financial information as of, and for the nine months ended December 31, 2006 and 2005, which is incorporated herein by reference to our quarterly report on Form 10-Q for the nine months ended December 31, 2006.

The summary consolidated financial information below as of March 31, 2006, March 31, 2005 and for all corresponding periods of the previous fiscal year have been restated as required by Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to reflect Maxco’s wholly-owned subsidiary AAI as a discontinued operation. On February 1, 2007, Maxco, Inc. sold substantially all of the assets of AAI and BCGW, the wholly owned subsidiary of AAI, pursuant to the terms of the Asset Sale and Purchase Agreement dated December 13, 2006 among Maxco, Inc, a Michigan corporation, Quanex Technologies, Inc., a Delaware corporation, Quanex Corporation, a Delaware corporation, AAI, a Michigan corporation, and BCGW, a Michigan corporation.

	Nine Months Ended		Fiscal Year Ended
	December 31,		March 31,
		2005	2006	2005
	2006	(Restated)	(Restated)	(Restated)
	(in thousands, except per share data and earnings to fixed charges ratio)
Revenue and Gains	$363	$163	$633	$226
Operating Loss	(2,488)	(2,597)	(3,369)	(2,200)
Loss from Continuing Operations	(1,357)	(1,638)	(3,186)	(2,113)
Income from Discontinued Operation	2,261	1,791	3,200	2,247
Net Income	904	153	14	134
Less Preferred Stock Dividends	(399)	(306)	(470)	(408)
Net Income (Loss) Applicable to Common Stock	505	(153)	(456)	(274)
Net Income (Loss) Per Common Share—Basic and Diluted	$0.15	$(0.04)	$(0.13)	$(0.09)
Average Number of Shares Outstanding	3,454	3,454	3,454	3,139
Earnings to Fixed Charges	(1.32)	(1.97)	(2.21)	(1.80)
Earnings to Fixed Charges Deficiency	2,829	2,834	4,148	3,069

	At December 31,		At March 31,
		2005	2006	2005
	2006	(Restated)	(Restated)	(Restated)
	(in thousands, except book value per share of common stock)

Current Assets	$462	$2,063	$1,658	$1,900
Assets of Discontinued Operation	25,504	27,758	27,325	27,082
Non-current Assets	13,342	6,596	5,143	4,185
Total Assets	39,308	36,417	34,126	33,167

Current Liabilities	$9,727	$11,718	$12,195	$9,990
Liabilities of Discontinued Operation	14,145	13,027	11,018	12,901
Non-current Liabilities	5,134	1,572	1,116	1,311
Preferred Stock Series Three	678	678	678	678
Preferred Stock Series Four	2,390	2,390	2,390	2,390
Preferred Stock Series Five	798	798	798	798
Preferred Stock Series Six	1,250	1,250	1,250	-
Stockholders' Equity	10,302	10,100	9,797	8,965

Working Capital (Deficit)	$(9,265)	$(9,655)	$(10,537)	$(8,090)
Book Value Per Share of Common Stock	$2.98	$1.44	$2.84	$1.48

MANAGEMENT INFORMATION

Directors and Executive Officers

Name	Position(s) with the Company
Max A. Coon	President and Chief Executive Officer, Director
Eric L. Cross	Executive Vice President and Secretary, Director
Lawrence O. Fields	Chief Financial Officer and Treasurer
Samuel O. Mallory	Director
David R. Layton	Director
Joel I. Ferguson	Director

Set forth below is certain information with respect to our directors and executive officers as of the date of this Offer to Purchase. Each of our directors and executive officers is a citizen of the United States. None of our directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The business address of each person is in care of Maxco, Inc., 1005 Charlevoix Dr., Suite 100, Grand Ledge, Michigan 48837, and the telephone number is (517) 627-1734.

All of the foregoing Directors and officers have been engaged in the principal occupation specified for the previous five (5) years except as follows:

Eric L. Cross resigned as Director of the Company, effective October 21, 2004, to allow the Company to be in  compliance with Nasdaq MarketPlace rules. Mr. Cross had served as a Director since 1972. Mr. Cross was  appointed Director effective February 1, 2007 following the resignation of Sanjeev Deshpande.

Lawrence O. Fields was appointed Treasurer and Chief Financial Officer of the Company on November 29, 2005. Mr.  Fields had been Controller of the Company for over twenty years prior to the appointment.

Mr. Coon is a Director of Integral Vision, Inc. whose stock is traded on the OTCBB. On December 31, 2006, Integral  Vision, Inc. was an 8% owned investment of Maxco, Inc.

Mr. Coon and Mr. Cross are brothers-in-law. There are no other family relationships between any Directors or  Executive Officers.

Beneficial Ownership of Directors and Executive Officers

The following table sets forth certain information as of March 23, 2007, as to the equity securities of the Company owned beneficially by beneficial owners of 5% or more of the Company's securities, by each Director and by Executive Officer, and by all Directors and Executive Officers of the Company as a group.

		Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Title of Class	Sole Investment Power	Shared Investment Power[1]		% of Class[2]	Shared Voting Power	% of Total Votes
Max A. Coon [3]	Common Stock	930,206	988,172	[4]	28.6%	999,204[5]	26.6%
Eric L. Cross	Common Stock	154,525	186,460	[6]	5.4%	228,536[7]	6.1%
Joel I. Ferguson	Common Stock	0	0		*	0	*
Lawrence O. Fields	Common Stock	14,333	14,333		*	14,333	*
David R. Layton	Common Stock	400	400		*	400	*
Samuel O. Mallory	Common Stock	22,200	22,200		*	22,200	*
All Directors and Officers as a group, including the above six people	Common Stock	1,121,664	1,211,566		35.1%	1,264,673	33.7%

ROI Capital Management, Inc.[8]	Common Stock	878,492	945,957	[9]	27.4%	945,957	25.2%
Daryle L. Doden[10]	Common Stock	250,000[11]	369,227	[12]	10.7%	345,800	9.2%
		2,250,156	2,526,750		73.2%	2,556,430	68.2%
Max A. Coon [3]	Series Three Preferred Stock[19]	0	2,956	[14]	20.0%	75,650[15]	2.0%
Eric L. Cross	Series Three Preferred Stock[19]	0	632	[16]	4.3%	75,650[17]	2.0%
Daryle L. Doden[10]	Series Three Preferred Stock[19]	0	1,754	[18]	11.9%	0	0%
Max A. Coon [3]	Series Five Preferred Stock [13]	0	2,043	[14]	30.7%	0	0%
Eric L. Cross	Series Five Preferred Stock [13]	0	437	[16]	6.6%	0	0%
Daryle L. Doden[10]	Series Five Preferred Stock [13]	0	1,213	[18]	18.2%	0	0%

* Beneficial ownership does not exceed one percent (1%).

(1) Includes Sole Investment Power as well as shares beneficially owned.

(2) Calculated based on Shared Investment Power.

(3) Mr. Coon’s address is 1005 Charlevoix Dr. Suite 100, Grand Ledge, Michigan 48837.

(4) Includes 18,487 shares owned by Mr. Coon's immediate family and a proportionate share of 101,022 shares held by EM Investors, LLC in which Mr. Coon has a 39.1% ownership interest.

(5) Includes 18,487 shares owned by Mr. Coon's immediate family and a 50% share of 101,022 shares held by EM Investors, LLC representing Mr. Coon’s voting power of those shares.

(6) Includes 23,500 shares owned by Mr. Cross’ wife and a proportionate share of 101,022 shares held by EM Investors, LLC in which Mr. Cross has an 8.4% ownership interest.

(7) Includes 23,500 shares owned by Mr. Cross’ wife and a 50% share of 101,022 shares held by EM Investors, LLC representing Mr. Cross’ voting power of those shares.

(8) Information obtained from Schedule 13D/A dated April 4, 2006 filed with the Securities and Exchange Commission. The address of ROI Capital Management, Inc. is 300 Drakes Landing Rd., Suite 175, Greenbrae, CA 94904.

(9) Information obtained from Schedule 13D/A dated April 4, 2006 filed with the Securities and Exchange Commission. Includes 57,465 shares in a personal IRA of Mark T. Boyer and 10,000 shares in a personal IRA of Mitchell J. Soboleski. Messrs. Boyer and Soboleski are the owners of ROI Capital Management, Inc. and have dispositive authority of the reported securities held in advisory accounts of ROI Capital Management, Inc.

(10) Mr. Doden’s address is 1610 S. Grandstaff Dr., Auburn, IN 46706 or P.O. Box 51, Auburn, IN 46706.

(11) Represents shares in the name of Contractor Supply, Incorporated of which Mr. Doden owns 100%.

(12) Includes 95,800 shares in the name of Master Works Foundation, Inc., an Indiana non-profit corporation in which Mr. Doden is one-third member and a proportionate share of 101,022 shares held by EM Investors, LLC in which Mr. Doden has a 23.2% ownership interest.

(13) Series Five Preferred Stock is nonvoting. The Company intends to redeem all Series Five Preferred Stock effective March 31, 2007.

(14) Represents a proportionate share of shares held by EM Investors, LLC in which Mr. Coon has a 39.1% ownership interest.

(15) Represents a 50% share of shares held by EM Investors, LLC representing Mr. Coon’s voting power of those shares.

(16) Represents a proportionate share of shares held by EM Investors, LLC in which Mr. Cross has an 8.4% ownership interest.

(17) Represents a 50% share of shares held by EM Investors, LLC representing Mr. Cross’ voting power of those shares.

(18) Represents a proportionate share of shares held by EM Investors, LLC in which Mr. Doden has a 23.2% ownership interest.

(19) The Company intends to redeem all Series Three Preferred Stock effective March 31, 2007.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a Transaction Statement on Schedule 13E-3 with the SEC relating to the Offer. You may read and copy this or any other report or information that we file with the SEC at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Our filings are also available to the public through the SEC's web site at http://www.sec.gov.

       The SEC allows us to incorporate by reference into this Offer to Purchase information contained in our annual, quarterly and current reports. This means that we can disclose this information to you by referring you to other documents that we have previously filed separately with the SEC. The information incorporated by reference is considered to be a part of this Offer to Purchase, except for any information that is modified or superseded by information contained in this Offer to Purchase or any other subsequently filed document.

       The financial information incorporated by reference is an important part of this Offer to Purchase and we urge all eligible shareholders to read this financial information in its entirety before tendering their Shares.

       The following financial information has been filed by us with the SEC and is incorporated by reference into this Offer to Purchase:

1. Annual Report on Form 10-K for the fiscal year ended March 31, 2006, as amended on July 26, 2006;

2.   Proxy Statement on Form 14A filed January 12, 2007;

3.   Quarterly Report on Form 10-Q for the nine months ended December 31, 2006, as amended on February 20, 2007;  and

4.   Current Reports on Form 8-K filed on February 23, 2007, February 5, 2007, December 18, 2006, October 5, 2006,  September 6, 2006 and August 18, 2006.

We intend to file with the SEC an amendment to the Transaction Statement on Schedule 13E-3 and this Offer to Purchase in order to incorporate by reference any additional documents that contain material information with respect to the Offer that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Offer to Purchase and prior to the expiration of the Offer, or any extension thereof.

No person is authorized to give any information or represent anything not contained in this Offer to Purchase. We are only making the Offer in places where offers to purchase our Shares are permitted. The information contained in this Offer to Purchase, as well as any report or information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.

The documents containing information incorporated by reference into this Offer to Purchase are available without exhibits unless exhibits are also incorporated by reference, without charge upon request to the Company. Any documents so requested will be mailed to you by first class mail, or another equally prompt means, within one business day after your request is received.

The Depositary is:
Registrar and Transfer Company

By Mail:
Registrar and Transfer Company
P.O. Box 645
Cranford, New Jersey 07016-0645

By Hand and Overnight Delivery:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

For Information Telephone:
(800) 368-5948

    Maxco, Inc.
1005 Charlevoix Dr., Suite 100
Grand Ledge, Michigan 48837
(517) 627-1734

        Additional copies of this Offer to Purchase, the letter of transmittal or other Offer materials may be obtained from the Company.
        Questions and requests for assistance with the tender procedures also should be directed to the Company.